Consolidated Balance Sheets

December 31,	2002	2001
(dollars in thousands, except share data)		
Assets		
Cash and due from banks (note 2)	**$ 63,188**	$ 71,820
Federal funds sold and interest-bearing deposits in other banks	**59,017**	106,013
Total cash and cash equivalents	**122,205**	177,833
Securities available-for-sale, amortized cost $750,129 in 2002 and $455,575 in 2001 (note 3)	**761,531**	460,833
Securities held-to-maturity, market value $130,014 in 2002 and $145,237 in 2001 (notes 4 and 9)	**127,209**	142,608
Loans, net (note 5)	**514,249**	462,772
Less: allowance for loan losses (note 6)	**8,506**	7,112
Net loans	**505,743**	455,660
Bank premises and equipment (note 7)	**12,928**	11,882
Accrued interest receivable	**9,370**	7,561
Other assets (note 12)	**18,215**	14,645
Total assets	**$ 1,557,201**	$ 1,271,022
Liabilities and Stockholders' Equity		
Demand deposits	**$ 248,340**	$ 227,319
Savings and NOW deposits	**275,834**	187,676
Money market accounts	**357,921**	242,665
Time deposits (note 8)	**264,189**	230,748
Total deposits	**1,146,284**	888,408
Securities sold under agreements to repurchase (note 9)	**51,800**	72,840
Other borrowed funds (note 10)	**169,420**	143,481
Other liabilities	**60,691**	52,944
Long term debt (note 10)	**28,750**	28,750
Total liabilities	**1,456,945**	1,186,423
Commitments and contingencies (notes 7, 14 and 15)		
Stockholders' equity (note 11):		
Common stock, Class A, $1.00 par value per share; authorized 10,000,000 shares; issued 3,780,915 shares in 2002 and 3,761,020 shares in 2001	**3,781**	3,761
Common stock, Class B, $1.00 par value per share; authorized 5,000,000 shares; issued 2,167,660 shares in 2002 and 2,185,480 shares in 2001	**2,168**	2,186
Additional paid-in-capital	**11,123**	11,093
Retained earnings	**81,755**	70,123
Treasury stock, Class A, 383,600 shares in 2002 and 2001, at cost	**(5,941)**	(5,941)
Treasury stock, Class B, 47,550 shares in 2002 and 2001, at cost	**(41)**	(41)
	92,845	81,181
Accumulated other comprehensive income net of taxes (note 3)	**7,411**	3,418
Total stockholders' equity	**100,256**	84,599
Total liabilities and stockholders' equity	**$ 1,557,201**	$ 1,271,022

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Year Ended December 31,	2002	2001	2000
(dollars in thousands, except share data)			
Interest Income			
Loans	$ 35,953	$ 36,849	$ 39,199
Securities available-for-sale	27,311	19,113	16,088
Securities held-to-maturity	7,150	9,381	10,379
Federal funds sold and interest-bearing deposits in other banks	710	2,116	888
Total interest income	71,124	67,459	66,554
Interest Expense			
Savings and NOW deposits	2,514	3,413	4,093
Money market accounts	4,730	3,334	2,306
Time deposits (note 8)	7,510	11,727	13,642
Securities sold under agreements to repurchase	696	1,647	2,919
Other borrowed funds and long term debt	9,268	7,580	8,132
Total interest expense	24,718	27,701	31,092
Net interest income	46,406	39,758	35,462
Provision for loan losses (note 6)	1,200	1,500	1,425
Net interest income after provision for loan losses	45,206	38,258	34,037
Other Operating Income			
Service charges on deposit accounts	4,418	3,379	2,260
Lockbox fees	3,463	3,439	2,506
Brokerage commissions	1,038	1,248	1,511
Other income	1,347	797	957
Total other operating income	10,266	8,863	7,234
Operating Expenses			
Salaries and employee benefits (note 13)	21,709	18,770	15,917
Occupancy	2,301	2,121	1,586
Equipment	2,134	1,871	1,635
Other (note 16)	7,945	7,263	6,500
Total operating expenses	34,089	30,025	25,638
Income before income taxes	21,383	17,096	15,633
Provision for income taxes (note 12)	7,879	6,237	5,428
Net Income	$ 13,504	$ 10,859	$ 10,205
Share Data (Note 11)			
Weighted average number of shares outstanding, basic	5,516,590	5,535,309	5,597,136
Weighted average number of shares outstanding, diluted	5,534,059	5,541,745	5,597,629
Net income per share, basic	$ 2.45	$ 1.96	$ 1.82
Net income per share, diluted	$ 2.44	$ 1.96	$ 1.82

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands, except share data)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock Class A	Treasury Stock Class B	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 1999	$ 3,722	$ 2,197	$ 11,017	$ 52,188	$ (3,122)	$ (41)	$(5,665)	$ 60,296
Net income	–	–	–	10,205	–	–	–	10,205
Other comprehensive income, net of tax:								
Decrease in unrealized losses on securities available-for-sale net of $628 in taxes	–	–	–	–	–	–	4,498	4,498
Comprehensive income								14,703
Conversion of class B common stock to class A common stock, 5,000 shares	5	(5)	–	–	–	–	–	–
Stock options exercised, 27,750 shares	28	–	76	–	–	–	–	104
Treasury stock repurchases, 148,000 shares	–	–	–	–	(2,120)	–	–	(2,120)
Cash dividends, class A common stock, $0.33 per share	–	–	–	(1,142)	–	–	–	(1,142)
Cash dividends, class B common stock, $0.156 per share	–	–	–	(335)	–	–	–	(335)
Balance, December 31, 2000	3,755	2,192	11,093	60,916	(5,242)	(41)	(1,167)	71,506
Net income	–	–	–	10,859	–	–	–	10,859
Other comprehensive income, net of tax:								
Increase in unrealized gains on securities available-for-sale net of $1,840 in taxes	–	–	–	–	–	–	4,585	4,585
Comprehensive income								15,444
Conversion of class B common stock to class A common stock, 6,420 shares	6	(6)	–	–	–	–	–	–
Treasury stock repurchases, 35,000 shares	–	–	–	–	(698)	–	–	(698)
Cash dividends, class A common stock, $0.37 per share	–	–	–	(1,257)	–	–	–	(1,257)
Cash dividends, class B common stock, $0.185 per share	–	–	–	(396)	–	–	–	(396)
Balance, December 31, 2001	3,761	2,186	11,093	70,123	(5,941)	(41)	3,418	84,599
Net income	–	–	–	13,504	–	–	–	13,504
Other comprehensive income, net of tax:								
Increase in unrealized gains on securities available-for-sale net of $2,150 in taxes	–	–	–	–	–	–	3,993	3,993
Comprehensive income								17,497
Conversion of class B common stock to class A common stock, 17,820 shares	18	(18)	–	–	–	–	–	–
Stock options exercised, 2,075 shares	2	–	29	–	–	–	–	31
Cash dividends, class A common stock, $0.42 per share	–	–	–	(1,426)	–	–	–	(1,426)
Cash dividends, class B common stock, $0.21 per share	–	–	–	(445)	–	–	–	(445)
Balance, December 31, 2002	$ 3,781	$ 2,168	$ 11,123	$ 81,755	$ (5,941)	$ (41)	$ 7,411	$100,256

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
(in thousands)			
Cash Flows from Operating Activities:			
Net income	$ **13,504**	$ 10,859	$ 10,205
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Provision for loan losses	**1,200**	1,500	1,425
Deferred income taxes	**(5,690)**	(133)	4,455
Net depreciation and amortization	**1,822**	2,066	1,939
(Increase) decrease in accrued interest receivable	**(1,809)**	51	(988)
Increase in other assets	**(4,318)**	(948)	(2,902)
Proceeds from sales of loans	**73**	89	61
Gain on sales of loans	**(1)**	(1)	(1)
Gain on calls of securities	**–**	(47)	–
Gain on sale of building	**(359)**	–	(386)
Increase (decrease) in other liabilities	**6,702**	(8,739)	3,261
Net cash provided by operating activities	**11,124**	4,697	17,069
Cash Flows from Investing Activities:			
Proceeds from calls/maturities of securities available-for-sale	**324,502**	215,708	20,396
Purchase of securities available-for-sale	**(618,946)**	(396,285)	(31,611)
Proceeds from calls/maturities of securities held-to-maturity	**63,494**	95,904	14,269
Purchase of securities held-to-maturity	**(48,113)**	(69,340)	(30,934)
Increase in investments purchased payable	**4,093**	38,976	1,999
Net increase in loans	**(50,883)**	(22,875)	(19,906)
Proceeds from sale of building	**1,020**	–	1,342
Capital expenditures	**(2,854)**	(4,558)	(1,684)
Net cash used in investing activities	**(327,687)**	(142,470)	(46,129)
Cash Flows from Financing Activities:			
Net increase (decrease) in time deposit accounts	**33,441**	(57,320)	17,493
Net increase in demand, savings,			
money market and NOW deposits	**224,435**	151,932	132,630
Net proceeds from the exercise of stock options	**31**	–	104
Treasury stock repurchases	**–**	(698)	(2,120)
Cash dividends	**(1,871)**	(1,653)	(1,477)
Net (decrease) increase in securities sold			
under agreements to repurchase	**(21,040)**	1,390	11,970
Net increase (decrease) in other borrowed funds	**25,939**	46,153	(20,266)
Net cash provided by financing activities	**260,935**	139,804	138,334
Net (decrease) increase in cash and cash equivalents	**(55,628)**	2,031	109,274
Cash and cash equivalents at beginning of year	**177,833**	175,802	66,528
Cash and cash equivalents at end of year	$ **122,205**	$ 177,833	$ 175,802
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ **24,668**	$ 29,755	$ 29,549
Income taxes	**8,367**	5,588	2,424
Change in unrealized gains on			
securities available-for-sale, net of taxes	$ **3,993**	$ 4,585	$ 4,498

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Century Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Century Bank and Trust Company (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company provides a full range of banking services to individual, business and municipal customers in Massachusetts. As a bank holding company, the Company is subject to the regulation and supervision of the Federal Reserve Board. The Bank, a state chartered financial institution, is subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve Board, the Federal Deposit Insurance Corporation (the "FDIC") and the Commonwealth of Massachusetts Commissioner of Banks. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy. All aspects of the Company's business are highly competitive. The Company faces aggressive competition from other lending institutions and from numerous other providers of financial services. The Company has one reportable operating segment.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and to general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Material estimates that are susceptible to change in the near-term relate to the allowance for losses on loans. Management believes that the allowance for losses on loans is adequate based on independent appraisals and review of other factors associated with the assets. While management uses available information to recognize losses on loans, future additions to the allowance for loans may be necessary based on changes in economic conditions. In addition, regulatory agencies periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance for loans based on their judgements about information available to them at the time of their examination.

INVESTMENT SECURITIES

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling are classified as trading and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated related income taxes. The Company has no securities held for trading.

Premiums and discounts on investment securities are amortized or accreted into income by use of the level-yield method. If a decline in fair value below the amortized cost basis of an investment is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of the writedown is included as a charge to earnings. Gains and losses on the sale of investment securities are recognized at the time of sale on a specific identification basis.

LOANS

Interest on loans is recognized based on the daily principal amount outstanding. Accrual of interest is discontinued when loans become 90 days delinquent unless the collateral is sufficient to cover both principal and interest and the loan is in the process of collection. Loans, including impaired loans, on which the accrual of interest has been discontinued are designated non-accrual loans. When a loan is placed on non-accrual, all income which has been accrued but remains unpaid is reversed against current period income and all amortization of deferred loan fees is discontinued. Non-accrual loans may be returned to an accrual status when principal and interest payments are not delinquent and the risk characteristics of the loan have improved to the extent that there no longer exists a concern as to the collectibility of principal and income. Income received on non-accrual loans is either recorded in income or applied to the principal balance of the loan depending on management's evaluation as to the collectibility of principal.

Loan origination fees and related direct incremental loan origination costs are offset and the resulting net amount is deferred and amortized over the life of the related loans using the level-yield method.

The Bank accounts for impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate. This method applies to all loans, uncollateralized as well as collateralized, except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value and leases. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. In addition, criteria for classification of a loan as in-substance foreclosure has been modified so that such classification need be made only when a lender is in possession of the collateral. The Bank measures the impairment of troubled debt restructurings using the pre-modification rate of interest.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is based on management's evaluation of the quality of the loan portfolio and is used to provide for losses resulting from loans which ultimately prove uncollectible. In determining the level of the allowance, periodic evaluations are made of the loan portfolio which take into account such factors as the character of the loans, loan status, financial posture of the borrowers, value of collateral securing the loans and other relevant information sufficient to reach an informed judgement. The allowance is increased by provisions charged to income and reduced by loan charge-offs, net of recoveries.

Management maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. The allowance is based on assessments of the probable estimated losses inherent in the loan portfolio. Management's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of such loans. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on the Company's historical loss experience as well as regulatory guidelines.

Specific allowances are established in cases where management has identified significant conditions related to a credit that management believes that the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated allowance recognizes the model and estimation risk associated with the formula allowance and specific allowances as well as management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits.

While management uses available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. Loans are charged-off in whole or in part when, in management's opinion, collectibility is not probable.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the terms of leases, if shorter. It is general practice to charge the cost of maintenance and repairs to operations when incurred; major expenditures for improvements are capitalized and depreciated.

STOCK OPTION ACCOUNTING

The Company currently accounts for employee stock options using the intrinsic value method. Under the intrinsic value method, no compensation cost is recognized related to options if the exercise price of the option is greater than or equal to the fair market value of the underlying stock on the date of grant. Under an alternative method, the fair value method, the "cost" of the option is estimated using an option valuation model and recognized as compensation expense over the vesting period of the option. Any change from the intrinsic value method to the fair value method of accounting for stock options is required to be applied prospectively for options granted after the date of change in method which must be as of the beginning of a fiscal year. The Company generally awards stock options annually with a grant date in January.

The Company measures compensation cost for its stock option plans using the intrinsic value based method of accounting. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

December 31, (in thousands, except per share data)	2002	2001
Net income:		
As reported	$13,504	$10,859
Pro forma and diluted	$13,262	$10,789
Pro forma stock based compensation		
cost (net of tax):	$ 242	$ 70
Basic earning per share		
As reported	$ 2.45	$ 1.96
Pro forma	$ 2.40	$ 1.95
Diluted earnings per share		
As reported	$ 2.44	$ 1.96
Pro forma	$ 2.40	$ 1.95

In determining the pro forma amounts, the fair value of each option grant was estimated as of the date of grant using Black-Scholes option-pricing model with the following weighted average assumptions:

December 31,	2002	2001
Dividend yields	2.25%	2.65%
Expected life	8 years	9 years
Expected volatility	25%	36%
Risk-free interest rate	4.01%	4.94%

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Cash and Due From Banks

The Company is required to maintain a portion of its cash and due from banks as a reserve balance under the Federal Reserve Act. Such reserve is calculated based upon deposit levels and amounted to $507,000 at December 31, 2002 and $437,000 at December 31, 2001.

3. Securities Available-for-Sale

	December 31, 2002				December 31, 2001			
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government and Agencies	$731,875	$11,538	$ –	$743,413	$ 435,796	$ 6,459	$ 1,089	$ 441,166
Obligations of states and political subdivisions	390	–	–	390	2,005	–	–	2,005
FHLB Stock	13,084	–	–	13,084	13,084	–	–	13,084
Other	4,780	52	188	4,644	4,690	48	160	4,578
	$750,129	$11,590	$188	$761,531	$ 455,575	$ 6,507	$ 1,249	$ 460,833

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
(in thousands)				
U.S. Government and Agencies	$256,390	$137	$1,689	$254,838
Obligations of states and political subdivisions	1,000	–	–	1,000
FHLB Stock	13,084	–	–	13,084
Other	4,465	19	262	4,222
	$274,939	$156	$1,951	$273,144

Included in U.S. Government and Agency securities are securities pledged to secure public deposits and repurchase agreements amounting to $60,841,000 at December 31, 2002, $81,332,000 at December 31, 2001 and $79,464,000 at December 31, 2000.

The following tables show the maturity distribution of the Company's securities available-for-sale at December 31, 2002 and the weighted average yields of securities, which are based on the amortized cost, calculated on a fully taxable equivalent basis.

	December 31, 2002								
	U.S. Government and Agencies	Yield	Obligations of States and Political Subdivisions	Yield	Other	Yield	Total	Yield	Estimated Market Value
(in thousands)									
Within one year	$ 54,607	5.01%	$ 390	3.71%	$ 100	6.30%	$ 55,097	5.00%	$ 56,332
After one but within five years	643,357	4.09%	–	0.00%	650	6.27%	644,007	4.09%	653,313
After five but within ten years	3,999	5.90%	–	0.00%	–	0.00%	3,999	5.90%	4,084
More than ten years	29,912	5.97%	–	0.00%	–	0.00%	29,912	5.97%	30,823
Non-maturing	–	0.00%	–	0.00%	17,114	3.77%	17,114	3.77%	16,979
	$731,875	4.25%	$ 390	3.71%	$17,864	3.88%	$750,129	4.23%	$761,531

The weighted average remaining life of investment securities available-for-sale at December 31, 2002, 2001 and 2000 was 2.9, 3.4 and 3.8 years, respectively. Included in the weighted average remaining life calculation at December 31, 2002 and 2001 there were $547.7 million and $268.7 million respectively of U.S. agency obligations that are callable at the discretion of the issuer. These call dates were not utilized in computing the weighted average remaining life.

4. Investment Securities Held-to-Maturity

	December 31, 2002				December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
(in thousands)								
U.S. Government and Agencies	$116,332	$ 2,664	$ –	$118,996	$125,054	$ 2,662	$ 228	$127,488
Other	10,877	141	–	11,018	17,554	207	12	17,749
	$127,209	$ 2,805	$ –	$130,014	$142,608	$ 2,869	$ 240	$145,237

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
(in thousands)				
U.S. Government and Agencies	$146,962	$ 485	$1,003	$146,444
Other	22,224	–	206	22,018
	$169,186	$ 485	$1,209	$168,462

The following tables show the maturity distribution of the Company's securities held-to-maturity at December 31, 2002 and the weighted average yields of securities, which are based on the amortized cost, calculated on a fully taxable equivalent basis.

	December 31, 2002								
	U.S. Government and Agencies	Yield	Obligations of States and Political Subdivisions	Yield	Other	Yield	Total	Yield	Estimated Market Value
(in thousands)									
Within one year	$ 18,000	5.74%	$ –	0.00%	$ –	0.00%	$ 18,000	5.74%	$ 18,483
After one but within five years	55,373	4.81%	–	0.00%	25	5.50%	55,398	4.81%	56,396
After five but within ten years	1,969	6.71%	–	0.00%	–	0.00%	1,969	6.71%	2,098
More than ten years	40,990	5.57%	–	0.00%	10,852	6.47%	51,842	5.76%	53,037
	$116,332	5.25%	$ –	0.00%	$10,877	6.47%	$127,209	5.35%	$130,014

The weighted average remaining life of investment securities held-to-maturity at December 31, 2002, 2001 and 2000 was 3.2, 3.2 and 4.9 years, respectively. Included in the weighted average remaining life calculation at December 31, 2002 and 2001 there were $44 million and $53.4 million respectively of U.S. agency obligations that are callable at the discretion of the issuer. These call dates were not utilized in computing the weighted average remaining life.

5. Loans

The Company's lending activities are conducted principally in Massachusetts and Southern New Hampshire. The Company grants single and multi-family residential loans, commercial and commercial real estate loans, and a variety of consumer loans. To a lesser extent, the Company grants loans for the construction of residential homes, multi-family properties, commercial real estate properties, and land development. Most loans made by the Company are secured by real estate collateral. The ability and willingness of commercial real estate, commercial, construction, residential and consumer loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate market in the borrowers' geographic areas and the general economy.

The following summary shows the composition of the loan portfolio at the dates indicated.

December 31,	2002		2001		2000		1999		1998	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
(in thousands)										
Construction and land development	$ 33,155	6.4%	$ 39,256	8.5%	$ 21,840	5.0%	$ 21,682	5.1%	$ 21,691	5.5%
Commercial and industrial	46,044	9.0%	59,162	12.8%	95,957	21.8%	77,166	18.3%	64,822	16.4%
Industrial revenue bonds	–	0.0%	48	0.0%	119	0.0%	190	0.0%	1,034	0.3%
Commercial real estate	291,598	56.7%	241,419	52.2%	209,233	47.6%	209,332	49.5%	187,285	47.3%
Residential real estate	92,291	17.9%	88,450	19.1%	81,526	18.5%	82,968	19.6%	87,518	22.1%
Consumer	8,169	1.6%	7,701	1.7%	9,226	2.1%	11,678	2.8%	14,355	3.6%
Home equity	41,527	8.1%	26,016	5.6%	21,107	4.8%	19,227	4.5%	18,839	4.8%
Overdrafts	1,465	0.3%	720	0.2%	555	0.1%	482	0.1%	359	0.1%
	$ 514,249	100.0%	$462,772	100.0%	$439,563	100.0%	$422,725	100.0%	$395,903	100.0%

At December 31, 2002, 2001, 2000, 1999 and 1998 loans were carried net of discounts of $492,000, $969,000, $1,446,000, $1,923,000 and $2,875,000 respectively. Included in these amounts at December 31, 2002, 2001, 2000, 1999 and 1998, residential real estate loans were carried net of discounts of $487,000, $959,000, $1,431,000, $1,903,000 and $2,375,000 respectively, associated with the acquisition of loans from another financial institution.

The following table summarizes the remaining maturity distribution of certain components of the Company's loan portfolio on December 31, 2002. The table excludes loans secured by 1–4 family residential real estate and loans for household family and other personal expenditures. Maturities are presented as if scheduled principal amortization payments are due on the last contractual payment date.

Notes to Consolidated Financial Statements

Remaining Maturities of Selected Loans at December 31, 2002

	One Year or Less	One to Five Years	Over Five Years	Total
(in thousands)				
Construction and land development	$ 18,700	$ 6,656	$ 7,799	$ 33,155
Commercial and industrial	28,118	15,171	2,755	46,044
Commercial real estate	36,201	103,694	151,703	291,598
Total	$ 83,019	$ 125,521	$ 162,257	$ 370,797

The following table indicates the rate variability of the above loans due after one year.

	December 31, 2002		
	One to Five Years	Over Five Years	Total
(in thousands)			
Predetermined interest rates	$ 95,379	$ 13,106	$ 108,485
Floating or adjustable interest rates	30,142	149,151	179,293
Total	$ 125,521	$ 162,257	$ 287,778

The Company's commercial and industrial (C&I) loan customers represent various small and middle market established businesses involved in manufacturing, distribution, retailing and services. Most clients are privately owned with markets that range from local to national in scope. Many of the loans to this segment are secured by liens on corporate assets and the personal guarantees of the principals. The Bank has placed greater emphasis on building its C&I base in the future. The regional economic strength or weakness impacts the relative risks in this loan category. There is little concentration to any one business sector and loan risks are generally diversified among many borrowers.

Commercial real estate loans are extended to finance various manufacturing, warehouse, light industrial, office, retail and residential properties in the Bank's market area, which generally includes Massachusetts and Southern New Hampshire. Loans are normally extended in amounts up to a maximum of 80% of appraised value and normally for terms between three to five years. Amortization schedules are long-term and thus a balloon payment is due at maturity. Under most circumstances, the Bank will offer to re-write or otherwise extend the loan at prevailing interest rates. During recent years, the Bank has emphasized non-residential type owner-occupied properties. This compliments our C&I emphasis placed on the operating business entities and will be continued. The regional economic environment affects the risk of both non-residential and residential mortgages.

Residential real estate (1-4 family) includes two categories of loans. Approximately $9 million of loans are classified as "Commercial and Industrial" type loans secured by 1-4 family real estate. Primarily, these are small businesses with modest capital or shorter operating histories where the collateral mitigates some risk. This category of loans shares similar risk characteristics with the C&I loans, notwithstanding the collateral position.

The other category of residential real estate loans are mostly 1-4 family residential properties located in the Bank's market area. General underwriting criteria are largely the same as those used by Fannie Mae but normally only one or three year adjustable or 15 year fixed rate interest rates are used. The Bank utilizes mortgage insurance to provide lower down payment products and has provided a "First Time Homebuyer" product to encourage new home ownership. Residential real estate loan volume has increased and remains a core consumer product. The economic environment impacts the risks associated with this category. This year, the economy has deteriorated, and the market has generally been volatile.

Home equity loans are extended as both first and second mortgages on owner-occupied residential properties in the Bank's market area. Loans are underwritten to a maximum loan to property value of 75%.

The Bank intends to maintain a market for construction loans, principally for smaller local residential projects or an owner-occupied commercial project. Individual consumer residential home construction loans are also extended on a similar basis.

Bank officers evaluate the feasibility of construction projects, based on independent appraisals of the project, architects or engineers evaluations of the cost of construction, and other relevant data. As of December 31, 2002, the Company was obligated to advance a total of $19.2 million to complete projects under construction.

The composition of non-accrual loans and impaired loans as of and for the year ended December 31 is as follows:

	2002	2001	2000	1999	1998
(in thousands)					
Loans on non-accrual	$ 511	$ 423	$ 110	$ 4,621	$ 1,281
Impaired loans on non-accrual included above	$ 487	$ 292	$ 41	$ 4,378	$ 1,131
Total recorded investment in impaired loans	$ 1,116	$ 1,118	$ 1,535	$ 6,019	$ 2,992
Average recorded value of impaired loans	$ 1,273	$ 2,149	$ 2,919	$ 4,047	$ 3,319
Loans 90 days past due and still accruing	$ –	$ 9	$ 19	$ 188	$ 698
Interest income on non-accrual loans according to their original terms	$ 50	$ 43	$ 19	$ 463	$ 166
Interest income on non-accrual loans actually recorded	$ –	$ 32	$ 9	$ 331	$ 27
Interest income recognized on impaired loans	$ 60	$ 116	$ 160	$ 458	$ 142

The composition of impaired loans at December 31, is as follows:

	2002	2001	2000	1999	1998
(in thousands)					
Residential real estate:					
1 – 4 family	$ –	$ 29	$ 41	$ 341	$ 330
Multi–family	629	656	681	702	729
Commercial real estate	487	433	782	950	1,662
Commercial and industrial	–	–	31	4,026	271
Total	$ 1,116	$ 1,118	$ 1,535	$ 6,019	$ 2,992
Specific valuation allowance	–	–	–	–	–
Total impaired loans	$ 1,116	$ 1,118	$ 1,535	$ 6,019	$ 2,992

There were no impaired loans with specific reserves from December 31, 1998 through December 31, 2002 and in the opinion of management, none of the above listed impaired loans required a specific reserve. All of the impaired loans listed above have been measured using the fair value of the collateral method.

The Company was servicing mortgage loans sold to others without recourse of approximately $4,637,000, $7,226,000, $10,678,000, $13,033,000 and $16,123,000 at December 31, 2002, 2001, 2000, 1999 and at December 31, 1998 respectively. Additionally, the Company was servicing mortgage loans sold to others with limited recourse. The outstanding balance of these loans with limited recourse was approximately $193,000, $338,000, $479,000, $490,000 and $501,000 at December 31, 2002, 2001, 2000, 1999 and at December 31, 1998 respectively.

Directors and officers of the Company and their associates are customers of, and have other transactions with, the Company in the normal course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collection or present other unfavorable features.

The following table shows the aggregate amount of loans to directors and officers of the Company and their associates during 2002.

Balance at December 31, 2001	Additions	Repayments and Deletions	Balance at December 31, 2002
(in thousands)			
$ 1,351	$770	$414	$1,707

Loans are placed on non-accrual status when any payment of principal and/or interest is 90 days or more past due, unless the collateral is sufficient to cover both principal and interest and the loan is in the process of collection. The Company monitors closely the performance of its loan portfolio. In addition to internal loan review, the Company has contracted with an independent organization to review the Company's commercial and commercial real estate loan portfolios. This independent review was performed in each of the past five years. The status of delinquent loans, as well as situations identified as potential problems, are reviewed on a regular basis by senior management and monthly by the Board of Directors of the Company.

The relatively low level of nonperforming assets of $511 thousand in 2002 and $423 thousand in 2001 resulted from fewer additions to nonperforming assets during the year combined with an improvement in the resolution of nonperforming assets including payments on nonperforming loans.

In addition to the above, as of December 31, 2002, the Company continues to monitor closely $8.5 million of loans for which management has concerns regarding the ability of the borrowers to perform. The majority of the loans are secured by real estate and are considered to have adequate collateral value to cover the loan balances at December 31, 2002, although such values can fluctuate with changes in the economy and the real estate market.

6. Allowance for Loan Losses

The Company maintains an allowance for loan losses in an amount determined by management on the basis of the character of the loans, loan performance, the financial condition of borrowers, the value of collateral securing loans and other relevant factors. The following table summarizes the changes in the Company's allowance for loan losses for the years indicated.

Year Ended December 31, (in thousands)	2002	2001	2000	1999	1998
Year end loans outstanding (net of unearned discount)	$ 514,249	$462,772	$ 439,563	$422,725	$395,903
Average loans outstanding (net of unearned discount)	$ 488,465	$443,395	$ 434,780	$405,794	$358,498
Balance of allowance for loan losses at beginning of year	$ 7,112	$ 5,662	$ 7,646	$ 6,022	$ 4,446
Loans charged-off:					
Commercial	–	27	3,522	81	316
Commercial real estate	58	343	–	61	21
Residential real estate	–	12	–	14	–
Consumer	87	55	139	315	506
Total loans charged-off	145	437	3,661	471	843
Recovery of loans previously charged-off:					
Commercial	276	154	26	197	21
Real estate	–	184	195	393	367
Consumer	63	49	31	30	37
Total recoveries of loans previously charged-off:	339	387	252	620	425
Net loan charge-offs (recoveries)	(194)	50	3,409	(149)	418
Additions to allowance charged to operating expense	1,200	1,500	1,425	1,475	800
Acquired allowance	–	–	–	–	1,194
Balance at end of year	$ 8,506	$ 7,112	$ 5,662	$ 7,646	$ 6,022
Ratio of net charge-offs during the year to average loans outstanding	(0.04%)	0.01%	0.78%	(0.04%)	0.12%
Ratio of allowance for loan losses to loans outstanding	1.65%	1.54%	1.29%	1.81%	1.52%

The increased ratio of allowance for loan loss to loans for 1999, reflects increased provisions associated with the deterioration of one borrower's credit quality whose total relationship amounted to $4.1 million. Management placed this credit to non-accrual status during the fourth quarter of 1999 and subsequently charged-off $3.5 million of this loan during the first quarter of 2000. These provisions are the result of management's evaluation of the quality of the loan portfolio considering such factors as loan status, collateral values, financial condition of the borrower, the state of the economy and other relevant information.

While the Company expects a similar level of charge-offs in future periods, the pace of the charge-offs depends on many factors including the national and regional economy. Cyclical lagging factors may result in charge-offs being higher than historical levels.

The allowance for loan losses is an estimate of the amount needed for an adequate reserve to absorb losses in the existing loan portfolio. This amount is determined by an evaluation of the loan portfolio including input from an independent organization engaged to review selected larger loans, a review of loan loss experience and current economic conditions. At December 31 of each year listed below, the allowance was comprised of the following components.

	2002		2001		2000		1999		1998	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
(dollars in thousands)										
Construction and land development	$ 497	6.4%	$ 605	8.5%	$ 285	5.0%	$ 441	5.1%	$ 361	5.5%
Commercial and industrial	1,106	9.0%	1,257	12.8%	1,200	21.8%	2,846	18.3%	912	16.4%
Commercial real estate	4,941	56.7%	3,786	52.2%	1,923	47.6%	2,951	49.5%	2,737	47.3%
Residential real estate	1,160	17.9%	955	19.1%	726	18.5%	867	19.6%	1,296	22.1%
Consumer and other	210	1.9%	173	1.8%	1,298	2.3%	332	3.0%	519	3.9%
Home equity	592	8.1%	336	5.6%	230	4.8%	209	4.5%	197	4.8%
	$ 8,506	100.0%	$ 7,112	100.0%	$ 5,662	100.0%	$ 7,646	100.0%	$ 6,022	100.0%

7. Bank Premises and Equipment

December 31,	2002	2001	Estimated Useful Life
(in thousands)			
Land	$ 3,607	$ 3,633	—
Bank premises	6,198	6,533	30-39 years
Furniture and equipment	16,377	15,330	3-10 years
Leasehold improvements	3,483	1,888	30-39 years or lease term
	29,665	27,384	
Accumulated depreciation and amortization	(16,737)	(15,502)	
	$ 12,928	$ 11,882	

The Company and its subsidiaries are obligated under a number of noncancelable operating leases for premises and equipment expiring in various years through 2026. Total lease expense approximated $711,000, $589,000 and $199,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum rental commitments for noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2002 were as follows:

Year	Amount
(in thousands)	
2003	$ 688
2004	636
2005	626
2006	553
2007	538
Thereafter	1,990
	$ 5,031

8. Deposits

The Company offers savings accounts, NOW accounts, demand deposits, time deposits and money market accounts. The Company offers cash management accounts which provide either automatic transfer of funds above a specified level from the customer's checking account to a money market account or short-term borrowings. Also, an account reconciliation service is offered whereby the Company provides a computerized report balancing the customer's checking account.

Interest rates on deposits are set bi-monthly by the Bank's rate-setting committee, based on factors including loan demand, maturities and a review of competing interest rates offered. Interest rate policies are reviewed periodically by the Executive Management Committee.

Time Deposits as of December 31, are as follows:

	2002	2001	2000
(in thousands)			
Three months or less	$ 89,701	$ 102,004	$ 153,958
Three months through twelve months	101,001	111,150	106,222
Over twelve months	73,487	17,594	27,888
	$ 264,189	$ 230,748	$ 288,068

Time Deposits of $100,000 or more as of December 31, are as follows:

	2002	2001	2000
(in thousands)			
Three months or less	$ 49,939	$ 54,873	$ 108,783
Three months through twelve months	38,415	22,425	31,382
Over twelve months	1,078	770	1,688
	$ 89,432	$ 78,068	$ 141,853

9. Securities Sold Under Agreements to Repurchase

	2002	2001	2000
(dollars in thousands)			
Amount outstanding at December 31,	$ 51,800	$ 72,840	$ 71,450
Weighted average rate at December 31,	1.00%	1.12%	4.04%
Maximum amount outstanding at any month end	$ 69,190	$ 75,950	$ 77,426
Daily average balance outstanding during the year	$ 61,718	$ 71,826	$ 68,808
Weighted average rate during the year	1.13%	2.29%	4.24%

Amounts outstanding at December 31, 2002, 2001, and 2000 carried maturity dates of the next business day. U.S. Government and Agency securities with a total book value of $51,176,000, $71,629,000, and $72,974,000 were pledged as collateral and held by custodians to secure the agreements at December 31, 2002, 2001, and 2000, respectively. The approximate market value of the collateral at those dates was $51,994,000, $73,262,000, and $72,552,000, respectively.

10. Other Borrowed Funds and Long Term Debt

	2002	2001	2000
(dollars in thousands)			
Amount outstanding at December 31,	$ 198,170	$ 172,231	$ 126,078
Weighted average rate at December 31,	4.97%	5.30%	6.73%
Maximum amount outstanding at any month end	$ 199,163	$ 172,231	$ 161,838
Daily average balance outstanding during the year	$ 186,531	$ 123,007	$ 123,886
Weighted average rate during the year	4.97%	6.16%	6.56%

The Bank serves as a Treasury Tax and Loan depository under a note option with the Federal Reserve Bank of Boston. This open-ended interest bearing borrowing carries an interest rate equal to the daily Federal funds rate less 0.25% and amounted to $2,038,000 at December 31, 2002. Also, the bank borrowed twenty-eight long term loans with the Federal Home Loan Bank. These loans total $166,233,000, bear a weighted average interest rate of 4.28% and mature between January 10, 2003 and March 21, 2011.

In May 1998, the Company, through its newly formed subsidiary, Century Bancorp Capital Trust, issued 2,875,000 shares of Cumulative Trust Preferred Securities with a liquidation value of $10 per share. These securities pay dividends at an annualized rate of 8.30% and mature on June 30, 2029. The Company is using the proceeds primarily for general business purposes.

FEDERAL HOME LOAN BANK BORROWINGS

The following table shows the maturity distribution of borrowings from the Federal Home Loan Bank of Boston ("FHLB") as follows:

December 31,	2002		2001		2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
(dollars in thousands)						
Within 1 year	$ 70,000	2.65%	$ 48,000	2.11%	–	0.00%
Over 1 year to 2 years	–	0.00%	–	0.00%	$ 2,000	6.76%
Over 2 years to 3 years	–	0.00%	5,000	1.99%	–	0.00%
Over 3 years to 5 years	1,233	7.20%	1,284	7.20%	–	0.00%
Over 5 years	95,000	5.45%	86,000	5.53%	72,331	5.87%
Total	$166,233	4.28%	$140,284	4.25%	$ 74,331	5.89%

11. Stockholders' Equity

DIVIDENDS

Holders of the Class A common stock may not vote in the election of directors, but may vote as a class to approve certain extraordinary corporate transactions. Class A common stockholders are entitled to receive dividends per share equal to at least 200% per share of that paid, if any, on each share of Class B common stock. Class A common stock is publicly traded. Class B common stock is not publicly traded, however, it can be converted on a share for share basis to Class A common stock at any time at the option of the holder. Dividend payments by the Company are dependent in part on the dividends it receives from the Bank, which are subject to certain regulatory restrictions.

EARNINGS PER SHARE (EPS)

Diluted EPS includes the dilutive effect of common stock equivalents; basic EPS excludes all common stock equivalents. The only common stock equivalents for the Company are the stock options discussed below. The dilutive effect of these stock options for 2002, 2001 and 2000 was an increase of 17,469, 6,436 and 493 shares, respectively.

STOCK OPTION PLAN

During 2001, common stockholders of the Company approved a stock option plan (the "Option Plan") that provides for granting of options for not more than 150,000 shares of Class A common stock. Under the Option Plan, all officers and key employees of the Company are eligible to receive non-qualified and incentive stock options to purchase shares of Class A common stock. The Option Plan is administered by the Compensation Committee, of the Board of Directors, whose members are ineligible to participate in the Option Plan. Based on management's recommendations, the Committee submits its recommendations to the Board of Directors as to persons to whom options are to be granted, the number of shares granted to each, the option price (which may not be less than 85% of the fair market value for non-qualified stock options, or the fair market value for incentive stock options, of the shares on the date of grant) and the time period over which the options are exercisable (not more than ten years from the date of grant). There were 32,925 options exercisable at December 31, 2002.

Stock option activity under the plan is as follows:

	December 31, 2002		December 31, 2001	
	Amount	Weighted Average Exercise Price	Amount	Weighted Average Exercise Price
Shares under option:				
Outstanding at beginning of year	36,500	$ 15.56	–	–
Granted	34,075	23.29	36,500	$ 15.56
Cancelled	(1,500)	15.063	–	–
Exercised	(2,075)	15.063	–	–
Outstanding at end of year	67,000	$ 19.52	36,500	$ 15.56
Exercisable at end of year	32,925		–	
Available to be granted at end of year	79,425		113,500	
Weighted average fair value of options granted during the year	$ 9.15		$ 5.92	

At December 31, 2002 the 67,000 options outstanding have exercise prices between $15.063 and $24.75, with a weighted average exercise price at $19.52 and a weighted average remaining contractual life of 8 years. There were no options granted in 2000.

CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Bank is subject to various regulatory requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Company's financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulation) to risk weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Bank's categorization.

The Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total capital (to Risk-Weighted Assets)	**$ 92,636**	**13.26%**	**$ 55,876**	**8.00%**	**$ 69,845**	**10.00%**
Tier 1 capital (to Risk-Weighted Assets)	**84,130**	**12.05%**	**27,938**	**4.00%**	**41,907**	**6.00%**
Tier 1 capital (to 4th Qtr. Average Assets)	**84,130**	**5.87%**	**57,357**	**4.00%**	**71,696**	**5.00%**
As of December 31, 2001						
Total capital (to Risk-Weighted Assets)	$ 80,895	13.31%	$ 48,630	8.00%	$ 60,788	10.00%
Tier 1 capital (to Risk-Weighted Assets)	73,783	12.14%	24,315	4.00%	36,473	6.00%
Tier 1 capital (to 4th Qtr. Average Assets)	73,783	6.79%	43,449	4.00%	54,312	5.00%

Notes to Consolidated Financial Statements

12. Income Taxes

The current and deferred components of income tax expense for the years ended December 31 are as follows:

(in thousands)	2002	2001	2000
Current expense:			
Federal	$ 12,936	$ 6,161	$ 883
State	633	177	90
Total current expense	13,569	6,338	973
Deferred expense:			
Federal	(5,617)	(101)	4,534
State	(73)	–	–
Valuation allowance	–	–	(79)
Total deferred expense	(5,690)	(101)	4,455
Provision for income taxes	$ 7,879	$ 6,237	$ 5,428

Income tax accounts included in other assets and other liabilities at December 31 are as follows:

(in thousands)	2002	2001
Currently (payable) receivable	$ (4,875)	$ 328
Deferred income tax asset (liability), net	403	(3,137)
	$ (4,472)	$ (2,809)

Income tax expense for the years presented is different from the amounts computed by applying the statutory Federal income tax rate of 35% for 2002, 2001 and 2000 to income before Federal income taxes. The following tabulation reconciles Federal income tax expense based on statutory rates to the actual income tax expense for the years ended December 31:

(in thousands)	2002	2001	2000
Federal income tax expense at statutory rates	$ 7,484	$ 5,984	$ 5,471
State income taxes, net of Federal income tax benefit	364	115	59
Effect of tax-exempt interest	(10)	(27)	(17)
Other	41	165	(85)
	$ 7,879	$ 6,237	$ 5,428
Effective Tax Rate	36.8%	36.5%	34.7%

The following table sets forth the Company's gross deferred income tax assets and gross deferred income tax liabilities at December 31:

(in thousands)	2002	2001
Deferred income tax assets:		
Allowance for loan losses	$ 2,995	$ 2,640
Deferred compensation	2,467	2,169
Acquisition premium	568	441
Investments writedown	51	51
Deferred gain	172	–
Other	44	49
Gross deferred income tax asset	6,297	5,350
Deferred income tax liabilities:		
Deferred income	–	(4,879)
Unrealized gain on securities available-for-sale	(3,991)	(1,841)
Accrued dividends	(7)	(66)
Depreciation	(546)	(358)
Limited partnerships	(1,317)	(1,263)
Other	(33)	(80)
Gross deferred income tax liability	(5,894)	(8,487)
Deferred income tax asset (liability), net	$ 403	$ (3,137)

The Company has received from the Commonwealth of Massachusetts Department of Revenue (DOR) notice that dividend distributions by the Bank's subsidiary real estate investment trust (REIT) are fully taxable in Massachusetts and therefore not subject to the dividends received deduction (DRD). The Notice of Assessment to charge additional state excise taxes totaled $2.7 million plus interest for the three years ended December 31, 1999, 2000 and 2001. As of the date of this notice, interest amounted to $398 thousand. The Company has received additional state tax benefits of approximately $1.6 million for the twelve months ended December 31, 2002. The Company intends to vigorously defend its position.

In January 2003, the Massachusetts Governor put forth proposed legislation that would disallow the REIT dividend received deduction (DRD) effective for tax years ending on or after December 31, 1999. If the legislation is passed, the Company will cease recording the future tax benefits of the DRD effective for the tax year in which the legislation is passed. In addition, if the legislation applies retroactively as currently proposed, the Company will be required to recognize additional state excise taxes, including interest (net of the federal tax deduction associated with such taxes and interest), beginning in the first fiscal quarter in which the legislation is passed. This will reduce earnings by a material amount in the quarter in which the legislation is passed. As of February 25, 2003, the Company estimates that this reduction of earnings would be approximately $3.2 million. The Company is aware that Massachusetts financial institution trade groups have contended that the legislature does not have the ability to apply these provisions retroactively back to 1999.

13. Employee Benefits

The Company has a qualified Defined Benefit Pension Plan (the "Plan"), which is offered to all employees reaching minimum age and service requirements. An increase in the size of the work force and increased compensation expense in 2002 resulted in an increase in pension cost.

The Company has a Supplemental Insurance/Retirement Plan (the "Supplemental Plan"), which is limited to certain officers and employees of the Company. The Supplemental Plan is voluntary and participants are required to contribute to its cost. Under the Supplemental Plan, each participant will receive a retirement benefit based on compensation and length of service. Individual life insurance policies, which are owned by the Company, are purchased covering the lives of each participant. Increased compensation expense resulted in increased cost for the Supplemental Plan.

	Defined Benefit Pension Plan		Supplemental Insurance / Retirement Plan	
	2002	2001	**2002**	2001
(in thousands)				
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 10,533**	$ 9,240	**$ 9,791**	$ 8,067
Service cost	**583**	493	**72**	53
Interest cost	**685**	624	**636**	545
Plan Amendment	**158**	–	**578**	–
Actuarial (gain)/loss	**890**	396	**1,407**	1,139
Benefits paid	**(215)**	(220)	**(17)**	(13)
Benefit obligation at end of year	**$ 12,634**	$ 10,533	**$ 12,467**	$ 9,791
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 7,059**	$ 6,446		
Actual return on plan assets	**164**	158		
Employer contributions	**775**	675		
Benefits paid	**(215)**	(220)		
Fair value of plan assets at end of year	**$ 7,783**	$ 7,059		
Funded status	**$ (4,851)**	$ (3,474)	**$ (12,467)**	$ (9,791)
Unrecognized prior service cost	**(382)**	(324)	**(250)**	368
Unrecognized net actuarial loss	**(3,542)**	(2,345)	**(5,165)**	(3,958)
Accrued benefit cost	**$ (927)**	$ (805)	**$ (7,052)**	$ (6,201)
Weighted average assumptions as of December 31:				
Discount rate	**6.50%**	6.75%	**6.50%**	6.75%
Expected return on plan assets	**8.00%**	8.00%	**N/A**	N/A
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%
Components of net periodic benefit cost:				
Service cost	**$ 583**	$ 493	**$ 72**	$ 53
Interest cost	**685**	624	**636**	545
Expected return on plan assets	**(557)**	(508)	**–**	–
Amortization of unrecognized transition obligation	**–**	1	**–**	103
Recognized prior service cost	**99**	99	**(39)**	(39)
Recognized net losses	**86**	48	**199**	144
Net periodic cost	**$ 896**	$ 757	**$ 868**	$ 806

The Company offers a 401(k) defined contribution plan for all employees reaching minimum age and service requirements. The plan is voluntary and employee contributions were matched by the Company at a rate of 25% for the first 4% of compensation contributed by each employee. The match was increased to a 33.3% match for the first 6% of compensation on October 1, 2001. The Company's match totaled $202,500 for 2002, $112,000 for 2001 and $70,000 in 2000. Administrative costs associated with the plan are absorbed by the Company.

The Company does not offer any post retirement programs other than pensions.

14. Commitments and Contingencies

A number of legal claims against the Company arising in the normal course of business were outstanding at December 31, 2002. Management, after reviewing these claims with legal counsel, is of the opinion that their resolution will not have a material adverse affect on the Company's consolidated financial position or results of operation.

During February 2003 the Company began construction of an addition to its corporate headquarters building. The property is located adjacent to its current headquarters in Medford, Massachusetts and will provide additional corporate office space and an expanded branch banking floor. The building is scheduled to be completed at the end of 2003 and the current commitment, which excludes build out costs, is approximately seven million dollars.

15. Financial Instruments With Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to originate and sell loans, standby letters of credit, unused lines of credit and unadvanced portions of construction loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for loan commitments, standby letters of credit and unadvanced portions of construction loans is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Financial instruments with off-balance sheet risk at December 31 are as follows:

Contract or Notional Amount	2002	2001
(in thousands)		
Financial instruments whose contract amount represents credit risk:		
Commitments to originate 1–4 family mortgages	$ 1,902	$ 2,305
Standby letters of credit	3,467	1,738
Unused lines of credit	97,535	86,556
Unadvanced portions of construction loans	19,234	25,547

Commitments to originate loans, unadvanced portions of construction loans and unused lines of credit are generally agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

In addition to general commitments, the Company has originated 1–4 family mortgages for sale in the secondary markets. These loans were sold with and without recourse and no loan was originated without its sale having been pre-arranged. The Company was servicing mortgage loans sold to others with a maximum recourse provision of 10% of the outstanding balance of approximately $193,000 at December 31, 2002 and $338,000 at December 31, 2001.

16. Other Operating Expenses

Year ended December 31,	2002	2001	2000
(in thousands)			
Marketing	$ 1,440	$ 1,064	$ 1,286
Supplies	664	587	595
Telephone	434	312	268
Postage and delivery	690	621	492
Legal and audit	683	508	546
Consulting	399	419	278
Software maintenance/amortization	723	584	539
Processing services	1,215	1,013	764
Insurance	205	200	164
Director's fees	192	208	181
FDIC assessment	163	150	141
Core deposit intangible amortization	167	200	200
Goodwill amortization	–	267	267
Capital expense amortization	311	311	224
Other	659	819	555
	$ 7,945	$ 7,263	$ 6,500

17. **Fair Values of Financial Instruments**

The following methods and assumptions were used by the Company in estimating fair values of its financial instruments.

Excluded from this disclosure are certain financial instruments for which it is not practical to estimate their value and all nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair values of these assets because of the short-term nature of these financial instruments.

SECURITIES HELD-TO-MATURITY AND SECURITIES AVAILABLE-FOR-SALE: The fair value of these securities, excluding certain state and municipal securities whose fair value is estimated at book value because they are not readily marketable, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

LOANS: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair value of other loans is estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Incremental credit risk for non-performing loans has been considered.

ACCRUED INTEREST RECEIVABLE AND PAYABLE: The carrying amounts for accrued interest receivable and payable approximate fair values because of the short-term nature of these financial instruments.

DEPOSITS: The fair value of deposits with no stated maturity is equal to the carrying amount. The fair value of time deposits is based on the discounted value of contractual cash flows, applying interest rates currently being offered on the deposit products of similar maturities. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding ("deposit base intangibles").

REPURCHASE AGREEMENTS AND OTHER BORROWED FUNDS: The fair value of repurchase agreements and other borrowed funds is based on the discounted value of contractual cash flows. The discount rate used is estimated based on the rates currently offered for other borrowed funds of similar remaining maturities.

OFF-BALANCE SHEET INSTRUMENTS: The fair values of the Company's unused lines of credit and unadvanced portions of construction loans, commitments to originate and sell loans and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Therefore, at December 31, 2002 and 2001, there was no fair value adjustment.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

	2002		2001	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
(in thousands)				
Financial assets:				
Cash and cash equivalents	$ 122,205	$ 122,205	$ 177,833	$ 177,833
Securities available-for-sale	761,531	761,531	460,833	460,833
Investment securities held-to-maturity	127,209	130,014	142,608	145,237
Net loans	505,743	524,860	455,660	460,302
Accrued interest receivable	9,370	9,370	7,561	7,561
Financial liabilities:				
Deposits	1,146,284	1,156,330	888,408	889,191
Repurchase agreements and other borrowed funds	221,220	222,123	216,321	227,655
Long term debt	28,750	28,693	28,750	28,750
Accrued interest payable	1,176	1,176	1,204	1,204

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the type of financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active market exists for some of the Bank's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, cash flows, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions and changes in the loan, debt and interest rate markets could significantly affect the estimates. Further, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered.

18. Quarterly Result of Operations (unaudited)

2002 Quarters	Fourth	Third	Second	First
(in thousands, except per share data)				
Interest income	$ 18,466	$ 18,090	$ 17,786	$ 16,782
Interest expense	6,293	6,532	6,087	5,806
Net interest income	12,173	11,558	11,699	10,976
Provision for loan losses	300	300	300	300
Net interest income after provision for loan losses	11,873	11,258	11,399	10,676
Other operating income	2,379	2,460	2,979	2,448
Operating expenses	8,678	8,399	8,644	8,368
Income before income taxes	5,574	5,319	5,734	4,756
Provision for income taxes	2,113	1,916	2,098	1,752
Net income	$ 3,461	$ 3,403	$ 3,636	$ 3,004
Share data:				
Average shares outstanding, basic	5,517,400	5,517,400	5,515,982	5,515,350
Average shares outstanding, diluted	5,539,137	5,537,009	5,536,224	5,526,697
Earnings per share, basic	$ 0.63	$ 0.62	$ 0.66	$ 0.54
Earnings per share, diluted	$ 0.62	$ 0.61	$ 0.66	$ 0.54

2001 Quarters	Fourth	Third	Second	First
(in thousands, except per share data)				
Interest income	$ 16,171	$ 16,885	$ 17,128	$ 17,275
Interest expense	5,758	6,813	7,353	7,777
Net interest income	10,413	10,072	9,775	9,498
Provision for loan losses	375	375	375	375
Net interest income after provision for loan losses	10,038	9,697	9,400	9,123
Other operating income	2,353	2,170	2,259	2,081
Operating expenses	7,956	7,446	7,441	7,182
Income before income taxes	4,435	4,421	4,218	4,022
Provision for income taxes	1,583	1,626	1,552	1,476
Net income	$ 2,852	$ 2,795	$ 2,666	$ 2,546
Share data:				
Average shares outstanding, basic	5,515,350	5,538,502	5,540,350	5,547,350
Average shares outstanding, diluted	5,524,578	5,550,007	5,548,550	5,547,350
Earnings per share, basic	$ 0.52	$ 0.50	$ 0.48	$ 0.46
Earnings per share, diluted	$ 0.52	$ 0.50	$ 0.48	$ 0.46

19. Parent Company Financial Statements

The balance sheets of Century Bancorp, Inc. ("Parent Company") as of December 31, 2002 and 2001 and the statements of income and cash flows for each of the years in the three-year period ended December 31, 2002 are presented below. The statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and are therefore not presented here.

BALANCE SHEETS

December 31, *(in thousands)*	2002	2001
Assets:		
Cash	$ 34,882	$ 33,014
Investment in subsidiary, at equity	94,342	80,144
Other assets	557	859
Total assets	$ 129,781	$ 114,017
Liabilities and Stockholders' Equity:		
Liabilities	$ 775	$ 668
Long term debt	28,750	28,750
Stockholders' equity	100,256	84,599
Total liabilities and stockholders' equity	$ 129,781	$ 114,017

STATEMENTS OF INCOME

December 31, *(in thousands)*	2002	2001	2000
Income:			
Dividends from subsidiary	$ 4,774	$ 4,251	$ 3,193
Interest income from deposits in bank	575	1,297	1,835
Other income	74	73	79
Total income	5,423	5,621	5,107
Interest expense	2,460	2,460	2,460
Operating expenses	451	448	283
Income before income taxes and equity in undistributed income of subsidiary	2,512	2,713	2,364
Provision for income taxes	(786)	(542)	(293)
Income before equity in undistributed income of subsidiary	3,298	3,255	2,657
Equity in undistributed income of subsidiary	10,206	7,604	7,548
Net income	$ 13,504	$ 10,859	$ 10,205

STATEMENTS OF CASH FLOWS

Year Ended December 31, *(in thousands)*	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 13,504	$ 10,859	$ 10,205
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of subsidiary	(10,206)	(7,604)	(7,548)
Depreciation and amortization	314	317	230
(Increase) decrease in other assets	(11)	153	(133)
Increase (decrease) in liabilities	107	(532)	507
Net cash provided by operating activities	3,708	3,193	3,261
Cash flows from financing activities:			
Stock options exercised	31	–	104
Cash dividends paid	(1,871)	(1,653)	(1,477)
Treasury stock repurchases	–	(698)	(2,120)
Net cash used in financing activities	(1,840)	(2,351)	(3,493)
Net increase in cash	1,868	842	232
Cash at beginning of year	33,014	32,172	32,404
Cash at end of year	$ 34,882	$ 33,014	$ 32,172

20. Acquisition

On October 30, 2002 the Company and Capital Crossing Bank announced the signing of a definitive agreement under which the Bank will acquire Capital Crossing's branch office at 1220 Boylston Street, Chestnut Hill, Massachusetts, and substantially all of its retail deposits in its main office at 101 Summer Street, Boston, Massachusetts. The agreement includes the acquisition of approximately $233.0 million in deposits and $4.0 million of related loans. The transaction is subject to customary conditions, including regulatory approval, which has been obtained, and is expected to close in the first quarter of 2003.

The following pro-forma condensed balance sheet was prepared as if this acquisition had taken place at December 31, 2002:

PRO-FORMA CONDENSED BALANCE SHEETS (unaudited)

December 31, 2002

(in thousands)	Century Bancorp, Inc.	Capital Crossing Components	Pro-Forma Adjustments	Pro-Forma Combined
Assets:				
Cash and cash equivalents	$ 122,205	$ –	$ (4,674)[(a)]	$ 117,531
Securities	888,740	228,300[(b)]	–	1,117,040
Loans, net	505,743	4,000	–	509,743
Bank premises and equipment	12,928	700	–	13,628
Goodwill and intangibles	2,717	–	4,674[(a)]	7,391
Other assets	24,868	–	–	24,868
Total assets	$ 1,557,201	$ 233,000	$ –	$ 1,790,201
Liabilities:				
Deposits	$ 1,146,284	$ 233,000	–	$ 1,379,284
Borrowed funds	221,220	–	–	221,220
Other liabilities	60,691	–	–	60,691
Long term debt	28,750	–	–	28,750
Total liabilities	1,456,945	233,000	–	1,689,945
Stockholders' equity	100,256	–	–	100,256
Total Liabilities & stockholders' equity	$ 1,557,201	$ 233,000	$ –	$ 1,790,201

(a) Premium and deal costs funded by sale of federal funds.
(b) Assumes net proceeds invested in investment securities.

The following pro-forma condensed results of were prepared as if this acquisition had taken place on January 1, 2002. The pro-forma results are not necessarily indicative of the actual results of operations had the acquisition actually occurred on January 1, 2002.

PRO-FORMA CONDENSED STATEMENTS OF INCOME (unaudited)

Year Ended December 31, 2002

(in thousands)	Century Bancorp, Inc.	Effects of Capital Crossing Components	Pro-Forma Adjustments	Pro-Forma Combined
Interest income	$ 71,124	$ 9,600	$ (82)[(a)]	$ 80,643
Interest expense	24,718	7,011	–	31,729
Net interest income	46,406	2,590	(82)	48,914
Provision for loan losses	1,200	–	–	1,200
Net interest income after provision for loan losses	45,206	2,590	(82)	47,714
Operating income	10,266	54	0	10,320
Operating expenses	34,089	180	668[(b)]	34,937
Income before income taxes	21,383	2,464	(750)	23,097
Provision for income taxes	7,879	907	(274)[(c)]	8,512
Net income	$ 13,504	$ 1,557	$ (476)	$ 14,585
Net income per share, basic	$ 2.45	–	–	$ 2.64
Net income per share, diluted	$ 2.44	–	–	$ 2.64

(a) Foregone interest on federal funds sold to finance the acquisition.
(b) Amortization of core deposit intangible amortization assuming a seven year amortization period.
(c) Tax effect of pro-forma adjustments.

Independent Auditors' Report

KPMG LLP
Certified Public Accountants
99 High Street
Boston, Massachusetts 02110

The Board of Directors
Century Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Century Bancorp, Inc. and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Century Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 10, 2003